UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

FirstCash Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33768G107

(CUSIP Number)

Douglas R. Rippel

c/o AFF Services, Inc.

7570 W. 21st Street N

Building 1010, Suite C,

Wichita, Kansas 67205

(316) 214-8340

With copy to:

Cal Smith; Nathan Mihalik

King & Spalding LLP

1180 Peachtree Street NE

Atlanta, Georgia 30309

(404) 572-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Douglas R. Rippel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,046,252(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,046,252(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,046,252(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.60%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents 8,046,252 shares of Common Stock of the Issuer held of record by AFF Services, Inc. for which each of the Douglas R. Rippel Revocable Trust, Mr. Douglas R. Rippel and Ms. Kimberly L. Rippel, as co-trustees of the Douglas R. Rippel Revocable Trust, may be deemed to be a beneficial owner. The Douglas R. Rippel Revocable Trust holds all voting shares of common stock of AFF Services, Inc. and Mr. Douglas R. Rippel and Ms. Kimberly L. Rippel are the co-trustees of the Douglas R. Rippel Revocable Trust.

(2)

The percentage reported in this Schedule 13D is based upon 40,433,427 shares of Common Stock outstanding of Issuer according to the Current Report on Form 8-K filed by the Issuer on December 16, 2021 (see Exhibit 2.1 to such Form 8-K) and an additional 8,046,252 shares of Common Stock of Issuer issued to AFF Services, Inc. on December 17, 2021 pursuant to the consummation of the transactions contemplated by that certain Business Combination Agreement, dated as of October 27, 2021, as amended, as further described in Item 3 of this Schedule 13D.

1	NAME OF REPORTING PERSON Kimberly L. Rippel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,046,252(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,046,252(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,046,252(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.60%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents 8,046,252 shares of Common Stock of the Issuer held of record by AFF Services, Inc. for which each of the Douglas R. Rippel Revocable Trust, Mr. Douglas R. Rippel and Ms. Kimberly L. Rippel, as co-trustees of the Douglas R. Rippel Revocable Trust, may be deemed to be a beneficial owner. The Douglas R. Rippel Revocable Trust holds all voting shares of common stock of AFF Services, Inc. and Mr. Douglas R. Rippel and Ms. Kimberly L. Rippel are the co-trustees of the Douglas R. Rippel Revocable Trust.

(2)

The percentage reported in this Schedule 13D is based upon 40,433,427 shares of Common Stock outstanding of Issuer according to the Current Report on Form 8-K filed by the Issuer on December 16, 2021 (see Exhibit 2.1 to such Form 8-K) and an additional 8,046,252 shares of Common Stock of Issuer issued to AFF Services, Inc. on December 17, 2021 pursuant to the consummation of the transactions contemplated by that certain Business Combination Agreement, dated as of October 27, 2021, as amended, as further described in Item 3 of this Schedule 13D.

1	NAME OF REPORTING PERSON Douglas R. Rippel Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,046,252(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,046,252(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,046,252(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.60%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Represents 8,046,252 shares of Common Stock of the Issuer held of record by AFF Services, Inc. for which each of the Douglas R. Rippel Revocable Trust, Mr. Douglas R. Rippel and Ms. Kimberly L. Rippel, as co-trustees of the Douglas R. Rippel Revocable Trust, may be deemed to be a beneficial owner. The Douglas R. Rippel Revocable Trust holds all voting shares of common stock of AFF Services, Inc. and Mr. Douglas R. Rippel and Ms. Kimberly L. Rippel are the co-trustees of the Douglas R. Rippel Revocable Trust.

(2)

The percentage reported in this Schedule 13D is based upon 40,433,427 shares of Common Stock outstanding of Issuer according to the Current Report on Form 8-K filed by the Issuer on December 16, 2021 (see Exhibit 2.1 to such Form 8-K) and an additional 8,046,252 shares of Common Stock of Issuer issued to AFF Services, Inc. on December 17, 2021 pursuant to the consummation of the transactions contemplated by that certain Business Combination Agreement, dated as of October 27, 2021, as amended, as further described in Item 3 of this Schedule 13D.

1	NAME OF REPORTING PERSON AFF Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,046,252(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,046,252(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,046,252(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.60%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 8,046,252 shares of Common Stock of the Issuer held of record by AFF Services, Inc. for which each of the Douglas R. Rippel Revocable Trust, Mr. Douglas R. Rippel and Ms. Kimberly L. Rippel, as co-trustees of the Douglas R. Rippel Revocable Trust, may be deemed to be a beneficial owner. The Douglas R. Rippel Revocable Trust holds all voting shares of common stock of AFF Services, Inc. and Mr. Douglas R. Rippel and Ms. Kimberly L. Rippel are the co-trustees of the Douglas R. Rippel Revocable Trust.

(2)

The percentage reported in this Schedule 13D is based upon 40,433,427 shares of Common Stock outstanding of Issuer according to the Current Report on Form 8-K filed by the Issuer on December 16, 2021 (see Exhibit 2.1 to such Form 8-K) and an additional 8,046,252 shares of Common Stock of Issuer issued to AFF Services, Inc. on December 17, 2021 pursuant to the consummation of the transactions contemplated by that certain Business Combination Agreement, dated as of October 27, 2021, as amended, as further described in Item 3 of this Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of FirstCash Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1600 West 7th Street, Fort Worth, Texas 76102.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by the following persons (collectively, the “Reporting Persons”), pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 99.2:

(i)	Douglas R. Rippel, an individual resident of the State of Kansas (“Mr. Rippel”);

(ii)	Kimberly L. Rippel, an individual resident of the State of Kansas (“Ms. Rippel”);

(iii)	Douglas R. Rippel Revocable Trust, a trust formed under the laws of the State of Kansas (the “Revocable Trust”); and

(iv)	AFF Services, Inc., a Delaware corporation (“AFF Services”).

Mr. Rippel and Ms. Rippel are collectively referred to herein as the “Rippels.”

(b)	The business address of the Reporting Persons is c/o AFF Services, Inc., 7570 W. 21st Street N, Building 1010, Suite C, Wichita, Kansas 67205.

(c)

Mr. Rippel is a director of the Issuer, a trustee of the Revocable Trust, director of AFF Services and Executive Chairman of the Board of Directors of CURO Group Holdings Corp. (“CURO”).The address of CURO is 3615 North Ridge Road, Wichita, Kansas 67205. Mr. Rippel is also a director of AFF Services and the President and Secretary of AFF Services.

Ms. Rippel is a trustee of the Revocable Trust.

The principal business of the Revocable Trust and AFF Services is investment activities.

(d)	During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Rippels are United States citizens.

The Revocable Trust is a trust formed under the laws of the State of Kansas.

AFF Services is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons was acquired in connection with the transactions contemplated by that certain Business Combination Agreement, dated as of October 27, 2021, by and among the Issuer, FirstCash, Inc. (“FirstCash”), Atlantis Merger Sub, Inc. (“Merger Sub”), AFF Services, American First Finance, LLC (f/k/a American First Finance Inc.) (“American First Finance”), the Revocable Trust, 2013 Douglas R. Rippel Irrevocable Trust and Mr. Rippel, as amended on December 6, 2021 (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, the Issuer acquired American First Finance by effecting (a) a holding company merger in accordance with Section 251(g) of the Delaware General Corporation Law whereby FirstCash merged with and into Merger Sub, with FirstCash surviving such merger as a direct wholly owned subsidiary of Issuer (the “New Parent Merger”) and (b) immediately following the New Parent Merger, Issuer acquired all of the equity interests of American First Finance from AFF Services in exchange for a base purchase price consisting of 8,046,252 shares of Common Stock of the Issuer and $406 million in cash, subject to certain adjustments including a net debt adjustment, and the right (as further described below) to receive a $25 million working capital payment payable at the end of 2022, and the right to receive up to an additional $300 million of consideration and $75 million of consideration, subject to the achievement by AFF of certain performance metrics and the performance of the Company’s common stock into the first quarter of 2022, respectively (collectively, the “AFF Acquisition”).

As described above, pursuant to the Business Combination Agreement, AFF Services has the right to receive up to an additional $300 million of consideration pursuant to an earnout if American First Finance achieves certain adjusted EBITDA targets following the closing (the “Earnout Consideration”). In particular, the earnout provides AFF Services the right to receive up to $250 million of additional consideration if American First Finance achieves certain adjusted EBITDA targets for the period consisting of the fourth quarter of 2021 through the end of 2022 and up to $50 million if American First Finance achieves certain adjusted EBITDA targets for the first half of 2023. The Earnout Consideration is payable in cash or, at New Parent’s discretion and subject to obtaining any required stockholder approvals under the NASDAQ rules for such issuance, in Common Stock of the Issuer.

As described above, the Business Combination Agreement also provides AFF Services with the right to receive up to $75 million of additional consideration in the event that the highest average stock price of the Issuer’s Common Stock being issued to AFF Services pursuant to the Business Combination Agreement for any 10-day period from December 6, 2021 through February 28, 2023 (the “Highest Average Stock Price”) is less than $86.25 (the “Reference Price”), which is the price utilized in the Business Combination Agreement to determine the value of the Stock Consideration (as defined in the Business Combination Agreement) payable at closing to AFF Services. In the event that the Highest Average Stock Price is less than the Reference Price, then AFF Services shall be entitled to an amount equal to such difference multiplied by the number of shares issued to AFF Services as Stock Consideration, which is was equal to 8,046,252 shares, with such amount capped at $75 million. In addition, the Business Combination Agreement provides for a fixed $25 million working capital payment payable at the end of 2022.

The AFF Acquisition closed on December 17, 2021 (the “Closing Date”).

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and that certain First Amendment to the Business Combination Agreement, dated as of December 6, 2021, by and among the parties thereto, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated by reference in its entirety into this Item 4.

Mr. Rippel serves as a member of the board of directors of the Issuer. As a result, the Reporting Persons may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons hold the Common Stock of the Issuer for investment purposes. The Reporting Persons may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by the Reporting Persons of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer

The information set forth in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) The aggregate number of shares of Common Stock of the Issuer beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

AFF Services is the record holder of 8,046,252 shares of Common Stock of the Issuer, for which each of the Revocable Trust and Mr. Rippel and Ms. Rippel, as co-trustees of the Revocable Trust, may be deemed to be a beneficial owner. The Revocable Trust holds all voting shares of common stock of AFF Services and Mr. Rippel and Ms. Rippel are co-trustees of the Revocable Trust. The Revocable Trust, Mr. Rippel and Ms. Rippel each disclaim beneficial ownership of the securities held by AFF Services, except to the extent of their pecuniary interest in such securities.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 16.60% of the outstanding Common Stock of the Issuer. The percentage reported in this Schedule 13D is based upon 40,433,427 shares of Common Stock outstanding of Issuer according to the Current Report on Form 8-K12B filed by the Issuer on December 16, 2021 (see Exhibit 2.1 to such 8-K12B) and an additional 8,046,252 shares of Common Stock of Issuer issued to AFF Services on December 17, 2021 based on information furnished by the Issuer pursuant to the consummation of the transactions contemplated by the Business Combination Agreement described in Item 3 of this Schedule 13D.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

On the Closing Date, the Issuer, Mr. Rippel, AFF Services, the Revocable Trust and 2013 Douglas R. Rippel Irrevocable Trust (the “Irrevocable Trust” and, together with Mr. Rippel, AFF Services and the Revocable Trust, the “Seller Parties”) entered into a registration rights agreement (the “Registration Rights Agreement”), which grants the Seller Parties customary registration rights with respect to the Stock Consideration (as defined in the Business Combination Agreement), including the ability to demand that the Issuer file a shelf registration statement under the Securities Act of 1933, as amended, to register the resale of all of the shares of Issuer’s Common Stock issued as Stock Consideration, provided, however, that in no event shall Issuer be required to file such registration statement prior to the six month anniversary of the closing of the AFF Acquisition.

The Registration Rights Agreement further provides for “standstill” restrictions for a two-year period beginning on the Closing Date, which prevent the Seller Parties or their affiliates from, among other things, without specifically being invited in writing by the Issuer and subject to certain exceptions, (1) acquiring by purchase or otherwise, any additional direct or indirect beneficial interest in any voting securities of the Issuer, except for voting securities of the Issuer granted to Mr. Rippel in his capacity as a director or employee of the Issuer and its subsidiaries, (2) participating in any solicitation of proxies to vote, or seeking to advise or influence the voting of, any voting securities of the Issuer, (3) forming or joining any “group” within the meaning of Section 13(d)(3) of the Act with respect to any voting securities of the Issuer, (4) publicly offering or proposing to acquire any of the assets of the Issuer outside the ordinary course of business, (5) proposing or participating in a proposal to the Issuer or any of its affiliates or any other person with respect to any merger, business combination, consolidation, sale, restructuring, reorganization, recapitalization, extraordinary dividend, or other transaction involving the Issuer, (6) seeking to control, change or influence the management or board of directors of Issuer or nominating any person as a director who is not nominated by the then incumbent directors of the Issuer, or proposing any matter to be voted upon by the stockholders of the Issuer or any of its affiliates; or (7) announcing an intention to take, or enter into any arrangement or understanding with others to take, any of the actions restricted or prohibited under items (1) through (6). Notwithstanding the “standstill” restrictions summarized above, the Registration Rights Agreement does not prevent, restrict, encumber or in any way limit the exercise of the fiduciary duties of Mr. Rippel as a director of the Issuer or to take any action or make any statement at any meeting of the board of directors of Issuer or any committee thereof, or otherwise to act, in each case, in his capacity as a director of the Issuer.

The Registration Rights Agreement also contains a voting agreement which, for a two-year period beginning on the Closing Date, requires the Seller Parties, as may be applicable, to vote in accordance with the Issuer’s board of directors’ recommendation with respect to (1) elections of director nominees to the Issuer’s board of directors, (2) ratification of the Issuer’s independent registered public accounting firm, (3) any “say-on-pay” proposal of the Issuer, (4) any stockholder proposal or (5) any proposal related to an incentive compensation plan or material amendment thereof submitted to the Issuer’s stockholders for approval.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit	Name

99.1	Directors and Officers of AFF Services, Inc.

99.2	Joint Filing Agreement among the Reporting Persons, dated as of December 27, 2021

99.3	Business Combination Agreement, dated as of October 27, 2021, by and among FirstCash Holdings, Inc., FirstCash, Inc., Atlantis Merger Sub, Inc., AFF Services, Inc., American First Finance, LLC (f/k/a American First Finance Inc.), Douglas R. Rippel Revocable Trust, 2013 Douglas R. Rippel Irrevocable Trust and Douglas R. Rippel, as amended (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 1, 2021).

99.4	First Amendment, dated as of December 6, 2021, to that certain Business Combination Agreement, dated as of October 27, 2021, by and among FirstCash, Inc., FirstCash Holdings, Inc., Atlantis Merger Sub, Inc., American First Finance, LLC (f/k/a American First Finance Inc.), Doug Rippel and the other seller parties thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 7, 2021).

99.5	Registration Rights Agreement, dated December 17, 2021, by and among FirstCash Holdings, Inc., Douglas R. Rippel, AFF Services, Inc., Douglas R. Rippel Revocable Trust and 2013 Douglas R. Rippel Irrevocable Trust (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 17, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2021

Douglas R. Rippel

By:	/s/ Douglas R. Rippel

Kimberly L. Rippel

By:	/s/ Kimberly L. Rippel

Douglas R. Rippel Revocable Trust

By:	/s/ Douglas R. Rippel
	Name:	Douglas R. Rippel
	Title:	Trustee

By:	/s/ Kimberly L. Rippel
	Name:	Kimberly L. Rippel
	Title:	Trustee

AFF Services, Inc.

By:	/s/ Douglas R. Rippel
	Name:	Douglas R. Rippel
	Title:	President and Secretary